UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CTD HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12642Q 10 1
(CUSIP Number)

John G. Igoe, Esq.
Edwards Wildman Palmer LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, Florida 33401
(561) 833-7700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 12642Q 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nathan Scott Fine
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (“Common Stock”), of CTD Holdings, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14120 NW 126th Terrace, Alachua, FL 32615.

Item 2. Identity and Background.

(a) – (b)	This statement is filed by Nathan Scott Fine (the "Reporting Person"), with a residence at 23 Lake Shore North, New Fairfield, CT 06812.

(c)	The Reporting Person is a principal at Scarsdale Equities, an investment banking firm located at 10 Rockefeller Plaza, Suite 720, New York, NY 10020.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by the Reporting Person were purchased with personal funds.  The aggregate purchase price of the 4,500,000 shares of Common Stock beneficially owned by the Reporting Person is approximately $225,000.00.

Item 4. Purpose of Transaction.

The Reporting Person plans to hold the securities reported herein for investment purposes.  As noted under Item 6 below, in connection with the Private Placement described therein, the Reporting Person has been appointed to fill one of the two vacancies created by an increase in the size of the Issuer’s Board of Directors, and has a right to be appointed (or to nominate a representative to be appointed) to the Board of Directors for a period of seven years from the date of the Private Placement.  The Reporting Person has no plans or proposals to acquire additional securities of the Company.  The Reporting Person intends to review his investment in the Company’s Common Stock on a continuing basis and may, at any time, consistent with his obligations under federal and state securities laws and the Company’s internal policies, determine to increase or decrease his ownership of Common Stock through purchases or sales in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) though (j) of Schedule 13D.  However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of shares of common stock and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable law.

Item 5.  Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 4,500,000 shares of Common Stock, which represents approximately 9.3% of the outstanding shares of Common Stock.  The aggregate percentage of shares of Common Stock reported owned by the Reporting Person named herein is based upon 37,562,355 shares of Common Stock outstanding, as of November 12, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013, and giving effect to the issuance of 10 million shares in the Private Placement and 1 million shares upon the conversion of the Issuer’s Series A Preferred Stock, in each case as described in the Issuer’s Current Report on Form 8-K filed February 20, 2014.

(b)	The Reporting Person exercises sole voting and dispositive power with respect to the 4,500,000 shares of Common Stock beneficially owned by the Reporting Person.

(c)
On February 19, 2014, the Reporting Person purchased 4,500,000 shares of Common Stock of the Issuer for a per share purchase price of $0.05. Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Common Stock effected during the past sixty days by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 19, 2014, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with accredited investors under which it issued 10 million shares of its Common Stock at a purchase price of $0.05 per share, for aggregate gross proceeds to the Issuer of $500,000 (the “Private Placement”).

Voting Commitment Letter

In connection with the Private Placement, the Issuer’s Board of Directors voted to increase the size of the Board of Directors from three members to five members, and voted to fill the resulting vacancies with the Reporting Person and Markus Sieger, who are both investors under the Purchase Agreement, in each case effective as of the closing of the Private Placement. Under the Purchase Agreement, the Issuer will use its reasonable best efforts to include both the Reporting Person and Mr. Sieger (or a representative of either of them, at their respective individual elections) in any proxy statement of the Issuer soliciting proxies for the election of directors.  These board appointment rights will terminate on the seventh anniversary of the Private Placement.

As a condition to the Private Placement, the Issuer and the Issuer’s Chief Executive Officer, C.E. Rick Strattan entered into a Voting Commitment Letter dated as of February 19, 2014 (the “Voting Commitment Letter”), under which Mr. Strattan has agreed with the Issuer, until the seventh anniversary of the Private Placement, (i) to vote or cause to be voted all of the shares of Common Stock beneficially owned by him as of the applicable record date, at any meeting of shareholders called for the purpose of electing directors of the Issuer, “for” the election to the Board of Directors of the slate of directors nominated at such meeting by the Board, and (ii) not to support or participate in any “withhold the vote” or similar campaign, or support any other nominees other than the slate of directors nominated by the Board (including the representatives of the Reporting Person and Mr. Sieger, as the case may be).  The Reporting Person disclaims beneficial ownership of such shares owned by Mr. Strattan.

The information disclosed in this Statement is qualified in its entirety by reference to the Purchase Agreement, a copy of each of which is attached to this Statement and incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

A.
Securities Purchase Agreement dated as of February 19, 2014, between and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2014 (the “Issuer Form 8-K”)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2014

/s/ Nathan Scott Fine
Nathan Scott Fine